                                                                    Exhibit 99.1

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE/ADS DATA
                          AND UNLESS OTHERWISE STATED)

                                                               THREE MONTHS ENDED JUNE 30             SIX MONTHS ENDED JUNE 30
                                                                2005                2006              2005                2006
                                                             ------------------------------        ------------------------------
Revenues:
Design Fees                                                  $    15,075        $    12,670        $    31,609        $    21,660
Royalty income                                                     4,413              2,197              7,513              4,046
Products sales                                                     1,725              6,923              3,571              8,916
                                                             -----------        -----------        -----------        -----------
Total net revenues                                           $    21,213        $    21,790        $    42,693        $    34,622

Cost of revenues:
Design fees                                                  $     6,608        $     7,352        $    13,016        $    12,893
Royalty income                                                         -                  -                  -                  -
Product sales                                                      1,263              5,569              2,829              7,256
                                                             -----------        -----------        -----------        -----------
Total cost of revenues                                       $     7,871        $    12,921        $    15,845        $    20,149

Gross Profit                                                 $    13,342        $     8,869        $    26,848        $    14,473

Operating expenses:
General and administrative                                   $     2,586        $     2,357        $     3,917        $     4,875
Research and development                                             723              3,599              1,590              6,280
Selling and marketing                                                265                540                533              1,007
                                                             -----------        -----------        -----------        -----------
Total operating expenses                                     $     3,574        $     6,496        $     6,040        $    12,162

Income from operations                                       $     9,768        $     2,373        $    20,808        $     2,311

Interest expense                                                       -                  -               (583)                 -
Other income, net                                                  2,002              1,169              2,075              2,388
Change in fair value of call option                                    -                  -             (1,303)                 -
                                                             -----------        -----------        -----------        -----------
Income before income taxes                                   $    11,770        $     3,542        $    20,997        $     4,699
Income tax                                                             -                (15)                 -                (15)
                                                             -----------        -----------        -----------        -----------
Income before minority interests                             $    11,770        $     3,527        $    20,997        $     4,684
Minority interests                                                  (491)               314             (1,467)               423
                                                             -----------        -----------        -----------        -----------
Net income                                                   $    11,279        $     3,841        $    19,530        $     5,107
                                                             ===========        ===========        ===========        ===========

Net income per ordinary share
  Basic                                                      $      0.02        $      0.01        $      0.04        $      0.01
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    $      0.02        $      0.01        $      0.04        $      0.01
                                                             ===========        ===========        ===========        ===========
Net income per ADS*
  Basic                                                      $      0.28        $      0.09        $      0.53        $      0.12
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    $      0.28        $      0.09        $      0.53        $      0.12
                                                             ===========        ===========        ===========        ===========

Weighted average ordinary shares outstanding
  Basic                                                      597,343,636        658,183,409        548,940,723        658,183,409
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    597,343,636        658,183,409        548,940,723        658,183,409
                                                             ===========        ===========        ===========        ===========

*: Each ADS represents 15 ordinary shares

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

REVENUE BREAKOUT                 1Q05        2Q05        3Q05        4Q05        1Q06        2Q06
-------------------------------------------------------------------------------------------------
DESIGN FEES
  International customers     $14,062     $12,203     $10,238     $ 9,166     $ 5,737     $ 5,519
  Domestic customers          $ 2,472     $ 2,872     $ 6,396     $ 5,610     $ 3,253     $ 7,151

ROYALTY
  International customers     $   181     $   432     $   387     $   349     $   454     $   918
  Domestic customers          $ 2,189     $ 3,311     $ 2,792     $ 2,778     $   638     $   885
  Component vendors           $   730     $   670     $   878     $   955     $   757     $   394

COMPONENT PRODUCTS
  Smart Phone                       -           -           -           -           -     $ 1,906
  PCBA                              -           -           -           -           -     $   271
  Wireless module             $    59     $   639     $ 1,375     $ 3,420     $ 1,304     $ 2,776
  Other component sales       $ 1,787     $ 1,086     $ 1,242     $ 1,831     $   689     $ 1,970

-------------------------------------------------------------------------------------------------
TOTAL NET REVENUES            $21,480     $21,213     $23,308     $24,109     $12,832     $21,790
=================================================================================================

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